**PROPRIETARY AND CONFIDENTIAL**

**AMENDMENT NO. 2**
**TO**
**DIAL ACCESS SERVICES AGREEMENT**

**THIS AMENDMENT NO. 2** to Dial Access Services Agreement (this "Amendment") is effective as of January 1st, 2003 (the "Amendment Effective Date") by and between **Qwest Communications Corporation** ("Customer") and **Pac-West Communications Corporation** ("Pac-West"). Pac-West and Customer are sometimes collectively referred to herein as the "Parties." All defined or capitalized terms used herein shall have the same meanings ascribed to them in the Agreement, unless specifically otherwise provided in this Amendment No. 2.

**WHEREAS**, Pac-West and Customer entered into that certain Dial Access Services Agreement effective as of January 31, 2002 (the "Agreement");

**WHEREAS**, the Parties modified the Agreement by entering into Amendment No 1 to Dial Access Services Agreement effective as of June 28, 2002 ("Amendment 1");

**WHEREAS**, the Parties desire to further modify the Agreement as more particularly described below.

**NOW, THEREFORE**, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.   The fifth sentence of Section 1(a) shall be deleted in its entirety.

2.   In Section 1(c), the following phrase shall be added after the words "the purchase, installation, and maintenance of all equipment"; ". . . (with the exception of the Cisco equipment. . .".

3.   A new sentence shall be added at the end of Section 1(e)(iii) as follows: "To the extent that hardware maintenance is necessary, such maintenance will be covered under Customer's maintenance agreement with Cisco Systems."

4.   The second sentence of Section 1(e)(vii) shall be deleted in its entirety.

5.   The last sentence of Section 2(a) of the Agreement shall be deleted in its entirety and replaced by the following sentence: "All Ports under each of the Phases described below shall have expiration dates as set forth in Section 2(b)."

6.   Section 2(b) of the Agreement shall be deleted in its entirety and replaced by the following Section 2(b):

"(b) Length

Except as provided in Sections 2(c) (Service Term Renewal), 3 (Early Termination), 7(a) (Payment and Taxes), 12(a) (Service Installation Intervals), 13 (c) (Tariff Regulatory Changes), 13(d) (Tariff Misapplication), and 21 (Force Majeure), the Service Term of this Agreement shall commence as provided in Section 2(a) above and shall extend until thirty-six (36) months after the activation of those Ports, (*e.g.*, the term for those Ports activated on May 1, 2003, shall extend until April 30, 2006)."

7.     Section 2(c) of the Agreement shall be deleted in its entirety and replaced by the following Section 2(c):

"(c) Renewal

Upon expiration, the term for each group of Ports shall be automatically extended on a month-to-month basis unless terminated by either Party by providing thirty (30) days written notice. The price for the Ports during the month-to-month extension shall be the then current price plus [**].

8.     Section 4 of the Agreement shall be deleted in its entirely and replaced by the following Section 4:

"**4. <u>Minimum Service Commitment</u>**

Except as otherwise provided herein, Customer agrees to maintain the Ports set forth below for the duration of the respective Service Terms ("Port Commitment").

**Phase I Port Commitment:** [**] Ports activated within 45 days of the Effective Date, at the locations sot forth in Exhibit 4.

**Phase  Port Commitment:** [**] additional Ports activated on or before June 30, 2002 at the locations set forth in Exhibit 4.

**Phase 3 Port Commitment:** [**] additional Ports activated the later of May 1, 2003 or the date the Ports are accepted by Qwest in accordance with Section 11 of the Agreement, at the locations set forth in Exhibit 4.

In the event that Customer desires early activation of any Ports, Pac-West agrees to exercise its commercially reasonable efforts, subject to resource and personnel constraints, to accommodate Customer's request.

9.     The third sentence of Section 5(b) of the Agreement shall be deleted in its entirety and replaced by the following:

"The monthly fee per active Port for a given calendar month or any fraction thereof shall be as follows: (1) [**] for those Ports delivered prior to calendar year 2003 for the years 2002 and 2003; (2) [**] for those Ports delivered in calendar year 2003 for the year 2003; and (3) [**] for all Ports starting on January 1. 2004, and for the remainder of the original term of the Agreement ("Port Rate") plus any applicable taxes and surcharges in accordance with Section 7(b)."

The fourth sentence of Section 5(b) shall be amended by deleting the words: "purchasing and providing hardware maintenance contracts with associated vendor Equipment as well as".

10.      Exhibit 4 shall be deleted in its entirety and replaced with the attached Exhibit 4.

11.      In consideration of Customer's aid regarding reduction of maintenance fees associated with the Ports, Pac-West hereby agrees to pay Customer one half of the refund received from Cisco Systems, if any, for overcharges on maintenance as discovered by Customer.

12.      All other terms and conditions in the Agreement shall remain in full force and effect and be binding upon the Parties. This Amendment and the Agreement set forth the entire understanding between the Parties as to the subject matter herein, and in the event there are any inconsistencies between the two documents, the terms of this Amendment shall control.

**IN WITNESS WHEREOF**, an authorized representative of each Party has executed this Amendment as of the dates set forth below.

| QWEST COMMUNICATIONS CORPORATION | PAC-WEST TELECOMM, INC. |
|---|---|
| By: /s/ Jeff Baldvinsson | By: /s/ Michael B. Hawn |
| Name: Jeff Baldvinsson | Name: Michael B. Hawn |
| Title: Senior Director | Title: Vice President - Customer Network Sales |
| Date: February 4, 2003 | Date: February 3, 2003 |

**SCHEDULE 1**

**EXHIBIT 4**

| Equipment Site | Switch | Total NAS | Total Ports |
|---|---|---|---|
| Los Angeles, CA US | LSANCARCDS3 | [**] | [**] |
| | LSAOCAGIDSO | [**] | [**] |
| | LSANCARCDSJ | [**] | [**] |
| | | [**] | [**] |
| Oakland, CA US | OKLDCAANDSO | [**] | [**] |
| | OKLDCAANDS1 | [**] | [**] |
| | | [**] | [**] |
| Stockton CA, US | SKTNCACZDSO | [**] | [**] |
| | SKTNCACZDS1 | [**] | [**] |
| **Total** | | [**] | [**] |